EXHIBIT 12.1


        COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
                       (Excluding Interest on Deposits)


The Corporation's ratios of earnings to fixed charges (excluding interest on deposits) for the nine months ended September 30, 1996 and for the five years ended December 31, 1995 were as follows:

                                      Nine Months
(dollars in millions)                Ended September 30,           Years Ended December 31,


                                         1996             1995     1994      1993      1992      1991
					 ----             ----     ----      ----      ----      ----
Net income (loss)..............        $  449           $  678    $  542    $  367   $  338    $  (103)
Extraordinary items, net of tax           --               --          7        --      (73)        (8)
Cumulative effect of changes in
  accounting principles, net of
  tax..........................           --               --        --        --       (24)        --
Income tax expense (benefit)...           341              529       422       262      190        (51)
				       -------	 	------    ------    -------  -------   --------
  Pretax earnings (loss).......        $  790           $1,207    $  971    $  605   $  455    $  (162)
          			       =======          ======    ======    =======  =======   ========
Fixed charges:
  Portion of rental expense (net
  of sublease rental income)
  which approximates the
  interest factor..............            30               38        35        36       37         39
Interest on borrowed funds.....           652            1,079     1,038       384      352        386
				       -------	 	------    ------    -------  -------   --------
  Total fixed charges..........        $   682          $1,117    $1,073    $  420   $  389    $   425
				       =======  	======	  ======    =======  =======   ========
Earnings (for ratio calculation)..     $1,472           $2,324    $2,044    $1,025   $  844    $   263
          			       =======          ======    ======    =======  =======   ========
Ratio of earnings to fixed
  charges                                2.16x            2.08x     1.90x     2.44x    2.17x       .62x
          			       =======          =======   =======   =======  =======   ========


For purposes of computing the consolidated ratio of earnings to fixed charges, "earnings" represent income (loss) before extraordinary items and cumulative effect of changes in accounting principles plus applicable income taxes and
fixed  charges.   "Fixed charges"  include gross interest  expense (excluding interest on deposits) and the proportion deemed representative of the interest factor of rent expense, net of income from subleases. For the year ended December 31, 1991, earnings were insufficient to cover fixed charges. Additional earnings necessary for the year ended December 31, 1991 to bring the ratio of earnings to fixed charges to a one-to-one basis are $162 million.